SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Perfumania, Inc.

                                (Name of Issuer)

                          Common Stock, $.01 par value

                         (Title of Class of Securities)


                            (CUSIP Number) 713766103

                              Frank A. Buttacavoli
              Executive Vice President and Chief Financial Officer
                             Parlux Fragrances, Inc.
                               3725 SW 30th Avenue
                            Ft. Lauderdale, FL 33312
                                  (954)316-8155
          -------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                                 Barry P. Biggar
                              Mayer, Brown, & Platt
                                  1675 Broadway
                             New York, NY 10019-5820

                                 August 31, 1999

                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: ( )

                                  SCHEDULE 13D


     CUSIP No. 713766103
     -----------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Parlux Fragrances, Inc. - IRS #: 22-2562955
         -----------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  ( )
     -----------------------------------------------------------------
     (3)  SEC USE ONLY


     (4)  SOURCE OF FUNDS
         OO

     (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     ------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
     ------------------------------------------------------------------
                                     (7)  SOLE VOTING POWER
           NUMBER OF                     1,512,406
            SHARES                  -----------------------------------
         BENEFICIALLY                (8)  SHARED VOTING POWER
           OWNED BY                      None
             EACH                   -----------------------------------
           REPORTING                 (9)  SOLE DISPOSITIVE POWER
            PERSON                       1,512,406
             WITH                   -----------------------------------
                                    (10)  SHARED DISPOSITIVE POWER
                                         None

     ------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,512,406

     ------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                       ( )


      -----------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          16.5%

     ------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
         CO

Item 1.  Security and Issuer.
         -------------------

         This statement on Schedule 13D (the "Statement")relates to the Common Stock, par value $.01 per share ("Stock"), of Perfumania, Inc., a Florida corporation (the "Company"), which has its principal executive offices at 11701 NW 101 Rd., Miami, FL 33178.


Item 2.  Identity and Background.
         -----------------------

         (a) This statement is being filed on behalf of Parlux Fragrances, Inc., a Delaware corporation ("Parlux"). The directors of Parlux are Ilia
Lekach("I. Lekach"), Frank A. Buttacavoli ("Buttacavoli"), Frederick E. Purches ("Purches"), Albert F. Vercillo ("Vercillo"), Zalman Lekach ("Z. Lekach"), Mayi de la Vega ("Vega"), and Glenn Gopman ("Gopman")(the "Directors"). The officers of Parlux are I. Lekach, Chief Executive Officer, President and Chairman, Buttacavoli, Executive Vice President and Chief Financial Officer, and Purches, Vice Chairman (the "Officers").

         (b) The principal business address of Parlux and I. Lekach, Buttacavoli, and Purches is 3725 SW 30th Avenue, Ft. Lauderdale, FL 33312.

         (c) Parlux is engaged in the fragrance and beauty products business. The Officers are principally employed by Parlux. Z. Lekach is currently employed by IFX Corporation and his address is 17701 Biscayne Blvd., 3rd Fl., Aventura, FL 33160. Vercillo is President of both Cambridge Development Corporation and Schiaparelli, Inc. His address is 14 Vanderventer Ave., Suite 200A, Port Washington, NY 11050. Gopman is a principal shareholder of the public accounting firm Thaw, Gopman and Associates. His address is 2010 NE 198 Terrace, Miami, FL 33179. Vega is currently self-employed and her address is 7122 Lago Dr. East, Coral Gables, FL 33143.

         (d) During the last five years none of Parlux, the Officers, or the Directors have been convicted in a criminal proceeding required to be reported in accordance with Item 2(d) of Schedule 13D.

         (e) During the last five years none of Parlux, the Officers, or the Directors have been a party to a civil proceeding required to be reported in accordance with Item 2(e) of Schedule 13D.

         (f) All Officers and Directors are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The consideration for the purchase of the shares reported hereby was a cancellation of trade indebtedness owed by the Company to Parlux in the amount of $4,506,970.

Item 4.  Purpose of Transaction.
         ----------------------

         Parlux will acquire 1,512,406 shares of Stock in consideration of a partial reduction of outstanding trade indebtedness due from the Company to Parlux in the amount of $4,506,970. Parlux has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Parlux reserves the right to propose or participate in future transactions which may result in one or more of such actions, depending on the evaluation of the Company's business prospects and financial condition, the market for the securities, other available investment opportunities, money and stock market conditions and other future developments.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Parlux beneficially owns 1,512,406 shares, approximately 16.5%, of the Company's outstanding Stock. Parlux has sole voting power and dispositive power with respect to its shares of Stock.

         Except as reported in this Statement, Parlux has not effected any transactions in regard to the Stock during the past sixty days. No person other than Parlux has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Stock it holds.

         I. Lekach beneficially owns 2,972,401 shares, approximately 36.7%, of the outstanding Stock. This amount includes 684,995 shares of the Stock which he holds directly, 775,000 vested options to acquire Stock which he holds directly, as well as 1,512,406 shares of Stock which he holds indirectly through Parlux.
I. Lekach exercises sole voting and dispositive power with regard to the directly owned shares and options, and he shares voting and dispositive power over the shares held indirectly through Parlux.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
         -------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

         Reference is made to the information disclosed under Items 3 and 4 of this statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

         The shares of Stock being reported hereby were purchased pursuant to a Stock Purchase Agreement, dated August 31, 1999 between the Company and Parlux. The Stock Purchase Agreement contains covenants, representations, and warranties agreed upon by the parties herein.

         The Company and Parlux entered into a Registration Rights Agreement, dated August 31, 1999, which grants Parlux demand registration rights with respect to all or a portion of the Stock reported hereby.

         The Company and Parlux are currently negotiating the terms of a Subordinated Secured Note Agreement which would convert $8,000,000 of outstanding trade indebtedness due from the Company to Parlux into a short-term note. The note would be due the earlier of the completion of perfumania.com's proposed public offering in which the Company would generate sufficient funds to pay down the short-term note, or May 31, 2000.

         Parlux and the Company currently have a supplier relationship whereby Parlux supplies the Company with fragrance and beauty products.

         Ilia Lekach is currently Chief Executive Officer and Chairman of the Board of Directors of the Company.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A     Stock Purchase Agreement, dated as of August 31,
              1999, by and between the Company and Parlux.

Exhibit B     Registration Rights Agreement, dated as of August 31,
              1999, by and between the Company and Parlux.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: September 15, 1999                  PARLUX FRAGRANCES, INC.



                                           By: /s/ Frank A. Buttacavoli
                                              -----------------------------
                                               Frank A. Buttacavoli
                                                 Executive Vice President/
                                                 Chief Financial Officer

                                   Exhibit A
                                   ---------


                            STOCK PURCHASE AGREEMENT
                            ------------------------


                  STOCK PURCHASE AGREEMENT (the "Agreement") dated as of August 31, 1999, by and among PARLUX FRAGRANCES, INC., a Delaware corporation (the "Purchaser"), and PERFUMANIA, INC., a Florida corporation (the "Seller").

                  WHEREAS, the Purchaser, desires to acquire from the Seller 1,512,406 shares of the Seller's common stock, par value $.01 per share, (the "Stock"), and the Seller desires to sell the Stock to the Purchaser in consideration for a partial reduction of outstanding trade indebtedness due from the Seller to the Purchaser in the amount of $4,506,970;

                  NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the Purchaser and the Seller agree as follows:

                                    ARTICLE I

                                PURCHASE AND SALE
                                -----------------


         1.1 The Purchase. (a) Upon satisfaction of all conditions precedent set forth herein, on the Closing Date (as defined below), the Seller shall sell and deliver the Stock to the Purchaser in consideration of a cancellation of the amount of trade indebtedness owed by the Seller to the Purchaser in the amount of $4,506,970.

                  (b) At the Closing, the Seller shall deliver to the Purchaser a certificate representing the Stock which the Purchaser is purchasing and the Purchaser shall deliver to the Seller an instrument executed by the Purchaser cancelling $4,506,970 of trade indebtedness owed by the Seller to the Purchaser. The certificate representing the Stock shall bear the following legend:


         THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES COMMISSION OF ANY STATE UNDER ANY STATE SECURITIES LAW. THE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE DISTRIBUTED IN THE UNITED STATES OR TO ANY U.S. PERSONS UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR SUCH OFFERS, SALES AND TRANSFERS ARE MADE PURSUANT TO AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND THOSE LAWS.

                  (c) The Seller acknowledges and agrees that the trade indebtedness to be canceled shall be comprised of the indebtedness which has been outstanding for the longest period.

         1.2 Closing. The Closing of the transactions described in Section 1.1 shall take place at the offices of the Seller, on September 3, 1999 (the "Closing Date") or such other date, time, and place as may be agreed upon by the Purchaser and the Seller.

                                   ARTICLE II
                                   ----------

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER
                  --------------------------------------------


         The Seller represents and warrants to the Purchaser that at the Closing
Date:

         2.1 Due Incorporation; Organization. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Each of the Seller's significant subsidiaries (within the meaning of Regulation S-X under the Securities Exchange Act of 1934, as amended, (the "Significant Subsidiaries")) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Seller and each of the Significant Subsidiaries has the requisite corporate power and authority to own, operate or lease its assets and properties and to carry on its business as it is now being conducted, and is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the nature of its business or the properties owned, operated or leased by it makes such qualification, licensing or good standing necessary, except where the failure to have such power or authority, or the failure to be so qualified, licensed or in good standing, would not have a Material Adverse Effect. The term "Material Adverse Effect" as used in this Agreement, means any change in or effect on the business, operations or financial condition of the Seller or any of its subsidiaries that is materially adverse to the Seller and its subsidiaries taken as a whole except for (i) any change or effect resulting from general economic, financial or market conditions or (ii) any change or effect resulting from conditions or circumstances generally effecting the fragrance and cosmetics industry.

         2.2 Certificate of Incorporation and By-Laws. The Seller has heretofore made available to Purchaser a complete and correct copy of the certificate of incorporation and the by-laws, each as amended to the date hereof, of the Seller and no action to amend or modify either thereof has been taken.

         2.3 Capitalization; Shares. (a) The authorized capital stock of the Seller consists of 25,000,000 common shares, par value $.01 per share. The Seller has 7,644,028 shares of common stock outstanding and 1,512,406 shares of common stock held as treasury stock as of July 31, 1999.

                  (b) The Stock when issued, sold and delivered in accordance with the terms and for the consideration expressed in this Agreement, shall be duly and validly issued, fully-paid and nonassessable.

         2.4 Authority Relative to this Agreement. The Seller has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Seller and the consummation by the Seller of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors of the Seller and no other corporate proceedings on the part of the Seller are necessary to authorize or approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Seller and constitutes a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditor's rights generally and (ii) is subject to general principles of equity.

         2.5 No Conflict; Required Filings and Consents. (a) None of the execution and delivery of this Agreement by the Seller, the consummation by the Seller of the transactions contemplated hereby or compliance by the Seller with any of the provisions hereof will (i) conflict with or violate the certificate of incorporation or by-laws of the Seller or the comparable organizational documents of any of its Significant Subsidiaries, (ii) conflict with or violate any statute, ordinance, rule, regulation order, judgment or decree applicable to the Seller or its Significant Subsidiaries, or by which any of them or any of their respective properties or assets may be bound or affected, or (iii) result in a violation or breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in any loss of any material benefit, or the creation of any lien on any of the property or assets of the Seller or any of its Significant Subsidiaries (any of the foregoing referred to in clause (ii) or this clause (iii) being a "Violation") pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Seller or any of its Significant Subsidiaries is a party or by which the Seller or any of its subsidiaries or any of their respective properties may be bound or affected, except in the case of the foregoing clauses
(ii) or (iii) for any such Violations which would not have a Material Adverse Effect.

                  (b) None of the execution and delivery of this Agreement by the Seller, the consummation by the Seller of the transactions contemplated hereby or compliance by the Seller with any of the provisions hereof will require any consent, waiver, approval, authorization or permit of, or registration or filing with or notification to (any of the foregoing being a "Consent"), any government or subdivision thereof, or any administrative, governmental or regulatory authority, agency, commission, tribunal or body, domestic, foreign or supranational (a "Governmental Entity"), except for (i) compliance with any applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (ii) consents the failure of which to obtain or make would not have a Material Adverse Effect or materially adversely effect the ability of the Seller to consummate the transactions contemplated hereby.

         2.6 SEC Reports and Financial Statements. (a) The Seller has filed with the SEC all forms, reports, schedules, registration statements and definitive proxy statements (the "SEC Reports") required to be filed by the Seller with the Securities and Exchange Commission (the "SEC"). As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Exchange Act or the Securities Act and the rules and regulations of the SEC promulgated thereunder applicable, as the case may be, to such SEC Reports, and none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                  (b) The consolidated balance sheets as of January 30, 1999 and the related consolidated statements of operations, common shareholders' equity and cash flows for each of the three fiscal years in the period ended January 30, 1999 (including the related notes and schedules thereto) of the Seller contained in the Seller's Form 10-K for the year ended January 30, 1999 included in the SEC Reports present fairly, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows of the Seller and its consolidated subsidiaries as of the dates or for the periods presented therein in conformity with United States generally accepted accounting principles applied on a consistent basis ("GAAP") during the periods involved except as otherwise noted therein, including the related notes.

                  (c) The consolidated balance sheets and the related statements of operations and cash flows (including in each case the related notes thereto) of the Seller contained in the Form 10-Q for the period ended May 1, 1999 included in the SEC Reports (collectively, the "Quarterly Financial Statement") have been prepared in accordance with the requirements for interim financial statements contained in Regulation S-X. The Quarterly Financial Statement reflects all adjustments, which include only normal recurring adjustments, necessary to present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Seller for the period presented therein in conformity with GAAP except as otherwise noted therein, including the related notes.

         2.7 Litigation. As of the date hereof, there is no suit, action or proceeding pending or, to the knowledge of the Seller, threatened against or affecting the Seller or any of its subsidiaries that, individually or in the aggregate, would have a Material Adverse Effect, nor is there any judgment, decree, injunction or order of any Governmental Entity or arbitrator outstanding against the Seller or any of its subsidiaries that would have, individually or in the aggregate, a Material Adverse Effect.

         2.8 Compliance with Applicable Laws. To the knowledge of the Seller, the Seller and its subsidiaries are in substantial compliance with all laws, regulations and orders of any Governmental Entity applicable to it or such subsidiaries, except for such failures so to comply which would not have a Material Adverse Effect. To the knowledge of the Seller, the business operations of the Seller and its subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which, individually or in the aggregate, would not have a Material Adverse Effect on the Seller.

           2.9 Material Adverse Change. Between May 1, 1999 and the date hereof, there has not been any change in the business, operations or financial condition of the Seller or any of its subsidiaries that is materially adverse to the Seller and its subsidiaries taken as a whole, except for (i) any change resulting from general economic, financial or market conditions or (ii) any change resulting from conditions or circumstances generally affecting the perfume industry.

         2.10 Solvency. As of the date of this Agreement the Seller is Solvent. For the purposes of this Agreement, "Solvent" means with respect to the Seller on a particular date, that on such date (i) the fair value of the property of the Seller is greater than the total amount of liabilities, including, without limitation, contingent liabilities, of the Seller, (ii) the present fair saleable value of the assets of the Seller is not less than the amount that will be required to pay the probable liability of the Seller on its debts as they become absolute and matured, (iii) the Seller is able to realize upon its assets and pay its debts and other liabilities, contingent obligations and other commitments as they mature in the normal course of business, (iv) the Seller does not intend to, and does not believe that it will, incur debts or liabilities beyond the Seller's ability to pay as such debts and liabilities mature, and (v) the Seller is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which the Seller's property would constitute unreasonably small capital after giving due consideration to the prevailing practice in the industry in which the Seller is engaged. In computing the amount of contingent liabilities at any time, it is intended that such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability taking into account any subrogation and contribution rights.

                                   ARTICLE III

                   REPRESENTATIONS AND WARRANTIES OF PURCHASER
                   -------------------------------------------

         3.1 Due Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to own and operate its assets and properties as they are now being owned and operated.

         3.2 Due Authorization. (a) Purchaser has duly and validly executed and delivered this Agreement. This Agreement constitutes the legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms.

                  (b) The Purchaser has full power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

         3.3 Consents and Approvals; Authority Relative to This Agreement. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby will (a) violate any provisions of the certificate of incorporation or by-laws of the Purchaser, (b) with or without the giving of notice or passage , or both, violate , or be in conflict with, or constitute a default, or permit the termination of, or cause the acceleration of the maturity of, any agreement, instrument, contract, debt or obligation of the Purchaser, (c) require the consent of any party to any agreement or commitment to which the Purchaser is a party, or by which the Purchaser or its properties or assets is bound, or (d) violate any regulation or any judgment or decree of any court or authority to which the Purchaser is subject. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Entity is required to be made or obtained by the Purchaser in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby.

         3.4 No Registration, Etc. The Purchaser acknowledges that the offering and sale of the Stock pursuant to this Agreement (i) has not been registered under the Securities Act, or under the securities or "blue sky" laws, rules or regulations of any State (collectively, the "Securities Laws") and (ii) is intended to be exempt from registration under the Securities Act, by virtue of
Section 4(2) of the Act and the provisions of Rule 506 of Regulation D promulgated thereunder by the SEC. In furtherance thereof, the Purchaser represents and warrants to the Seller that it is an "accredited investor", as defined in Rule 501 of Regulation D promulgated under the Securities Act. The Purchaser has been afforded, prior to the execution of this Agreement, the opportunity to ask questions of, and to receive answers from, the Seller and its management, and it has had access to all documents and information which is deemed material to an investment decision with respect to the purchase of the Stock hereunder. The Stock is being purchased for its own account, for investment and not for distribution or resale to others. The Purchaser agrees that it will not transfer the Stock unless the Stock is registered under any applicable Securities Laws or the transfer is otherwise exempt therefrom. The Purchaser further acknowledges that it is aware that it may be considered an "affiliate" of the Seller for purposes of the Securities Act and, accordingly, that any public sales of the Securities by the Purchaser will be subject to Rule 144 promulgated under the Securities Act.

                                   ARTICLE IV

                       CONDITIONS PRECEDENT TO OBLIGATIONS
                       -----------------------------------
                                  OF PURCHASER
                                  ------------


         The obligations of the Purchaser to purchase the Stock and to consummate at Closing the transactions contemplated hereby is subject to the satisfaction or waiver by the Purchaser of the following conditions precedent on or before the Closing Date:

         4.1 Representations and Warranties. The representations and warranties of the Seller contained in this Agreement shall be accurate, true and correct on and as of the Closing Date.

         4.2 Compliance with Agreements and Covenants. The Seller shall have performed and complied in all material respects with all of the covenants, obligations and agreements contained in this Agreement to be performed and complied with by the Seller on or prior to the Closing Date.

         4.3 Required Consents. All material consents, authorizations and approvals from, and all material declarations, filings and registrations with, Governmental Entities or third parties required to consummate the transactions contemplated by this Agreement or permit the Seller to continue its business consistent with its prior practice without a Material Adverse Effect shall have been obtained or made and delivered to the Purchaser, in form and substance to the reasonable satisfaction of the Purchaser.

         4.4 No Prohibition. No action or proceeding by any Authority shall have been instituted or threatened that would enjoin, restrain, or prohibit the consummation of the transactions as contemplated by this Agreement, or that would, in the reasonable judgment of the Purchaser, make it inadvisable to consummate such transactions, and no court order shall have been entered in any action or proceeding instituted by any party that enjoins, restrains or prohibits this Agreement or the complete consummation of the transactions contemplated by this Agreement.

         4.5 No Material Adverse Change. There shall not have occurred any material adverse change (taken together with all other developments) since the date of this Agreement that would have a Material Adverse Effect.

         4.6 Documents. The Purchaser shall receive in form and substance satisfactory to it:

             (a) A certificate, dated the Closing Date, of the Seller substantially to the effect set forth in Sections 4.1 and 4.2 with respect to the representations, warranties and covenants of the Seller; and

             (b) A legal opinion from counsel to the Seller, dated the Closing Date, in substantially the form of Exhibit A hereto.

         4.7 Registration Rights. The Purchaser and the Seller shall have executed and delivered a Registration Rights Agreement in form and substance satisfactory to the Purchaser.


                                    ARTICLE V

                     CONDITIONS PRECEDENT TO OBLIGATIONS OF
                     --------------------------------------
                                   THE SELLER
                                   ----------


         The obligations of the Seller at the Closing Date under this Agreement are subject to the satisfaction or waiver by the Seller of the following conditions precedent on or before the Closing Date:

         5.1 Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall have been accurate, true and correct in all material respects on and as of the date of this Agreement and shall also be accurate, true and correct in all material respects on as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

         5.2 Compliance with Agreements and Covenants. The Purchaser shall have performed and complied in all material respects with all of the covenants, obligations and agreements contained in this Agreement to be performed and complied with by the Purchaser on or prior to the Closing Date.

         5.3 Required Consents. All material consents, authorizations and approvals from, and all material declarations, filings and registrations with, Governmental Entities or third parties required to consummate the transactions contemplated by this Agreement shall have been obtained or made and delivered to the Seller, in form and substance to the reasonable satisfaction of the Seller.


         5.4 No Prohibition. No action or proceeding by any authority shall have been instituted or threatened that would enjoin, restrain, or prohibit the consummation of the transactions as contemplated by this Agreement, or that would, in the reasonable judgment of the Seller, make it inadvisable to consummate such transactions, and no court order shall have entered in any action or proceeding instituted by any party that enjoins, restrains or prohibits this Agreement or the complete consummation of the transactions as contemplated by this Agreement.

         5.5 Documents. The Seller shall receive, in form and substance satisfactory to them a certificate, dated the Closing Date, of Purchaser substantially to the effect set forth in Sections 5.1 and 5.2.

                                   ARTICLE VI

                                  MISCELLANEOUS
                                  -------------


             6.1 Termination. This Agreement may be terminated at any time on or prior to the Closing Date:

                  (a)  With the mutual consent of the Seller and the Purchaser;

                  (b) By written notice from the Seller or the Purchaser to the other, if the Closing shall not have taken place on or before September 30, 1999; provided, however, that the right to terminate this Agreement under this
Section 6.1 shall not be available to any party whose failure to perform any obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before such date;

                  (c) By the Purchaser, if there shall have been a material breach of any covenant, representation or warranty of the Seller hereunder, and such breach shall not have been remedied within thirty (30) business days after receipt by the Seller of a notice in writing from the Purchaser specifying the breach and requesting such be remedied;

                  (d) By the Seller, if there shall have been a material breach of any covenant, representation or warranty of the Purchaser hereunder, and such breach shall not have been remedied within thirty (30) business days after receipt by the Purchaser of notice in writing from the Seller specifying the breach and requesting such be remedied;

                  (e) By written notice from the Seller or the Purchaser to the other, if any court of competent jurisdiction or other governmental body shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

                  (f) Effect of Termination. If this Agreement is terminated pursuant to Section 6.1(a), or (e) all obligations of the parties hereunder shall terminate without liability of any party (or any stockholder, affiliate, director, officer, employee, agent, consultant or representative of any party). No termination pursuant to Section 6.1(b), or (d) shall relieve any party from liability for any willful breach of this Agreement prior to such termination, and the willfully breaching party shall be fully liable for any and all losses sustained or incurred by any other party from such breach.

         6.2 Public Announcements. So long as this Agreement is in effect, the Purchaser and the Seller agree to use reasonable efforts to consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement.

         6.3 APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF FLORIDA WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

         6.4 Amendment; Effective Date. This Agreement may be amended, modified or supplemented but only in writing signed by the Seller and the Purchaser.

         6.5 Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given, (a) when received if given in person or by courier or a courier service, or (b) on the business day after deposit with a reputable overnight delivery service for next business day delivery.

         6.6 Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.



                                             PARLUX FRAGRANCES, INC.


                                             By: /s/ Frank A. Buttacavoli
                                                ----------------------------
                                                Name: Frank A. Buttacavoli
                                                Title: Executive VP and CFO



                                             PERFUMANIA, INC.


                                             By: /s/ Jerome Falic
                                                ----------------------------
                                                Name:  Jerome Falic
                                                Title: President

                                   Exhibit B
                                   ---------

                          REGISTRATION RIGHTS AGREEMENT
                          -----------------------------


         THIS REGISTRATION RIGHTS AGREEMENT (this "Agreement") is made as of August 31, 1999 among PARLUX FRAGRANCES, INC., a Delaware corporation (the "Purchaser") and PERFUMANIA, INC., a Florida corporation (the "Company").

         WHEREAS, Purchaser and the Company are parties to a Stock Purchase Agreement, dated as of August 31, 1999 pursuant to which the Purchaser has agreed to purchase 1,512,406 shares of Common Stock of the Company (the "Stock") and

         WHEREAS, as condition to such purchase, the Company has agreed to grant to the Purchaser certain registration rights with respect to the Stock.

         NOW, THEREFORE, the parties hereto agree as follows:

         1.  Demand Registrations.
             --------------------

         (a) Requests for Registration. At any time from and after February 29, 2000 the Purchaser may request registration under the Securities Act of all of the Stock under the registration requirements of the Securities Act. The registration requested pursuant to this paragraph 1(a) is referred to herein as "Demand Registration." Such registration may be effected using any form that is available to the Company for the purpose of effecting the Demand Registration. The request for a Demand Registration shall specify the approximate number of shares of the Stock requested to be registered and the requested per share price range, if any, for such offering. Notwithstanding any registration request pursuant to this Section 1(a), the Board of Directors of the Company can choose to delay any registration in good faith for a period of sixty days. The Company can only delay registration for one sixty day period.

         (b) Long-Form Registration. The Purchaser will be entitled to request one Demand Registration, in which the Company will pay all Registration Expenses (as hereinafter defined) until all of the Stock has been distributed provided that the Demand Registration requested was with respect to all of the Stock. The Purchaser's demand registration right hereunder shall not be satisfied until one or more registration statements under the Securities Act shall have been declared effective with respect to all of the Stock and the requirements of
Section 3 hereof shall have been satisfied.

         (c) Selection of Underwriters. The Purchaser will have the right to select the investment banker(s) and manager(s) to administer any future offering of the Stock.

         2.  Holdback Agreements.

         (a) The Purchaser agrees not to effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and the 90-day period beginning on the effective date of any underwritten Demand Registration in which the Stock is included (except as part of such underwritten registration), unless the underwriters managing the registered public offering otherwise agree.

         (b) The Company agrees (i) not to effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven days prior to and during the 90-day period beginning on the effective date of any underwritten Demand Registration (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form), unless the underwriters managing the registered public offering otherwise agree, and (ii) to use reasonable efforts to cause each holder of at least 5% (on a fully-diluted basis) of its common stock (other than the Purchaser), or any securities convertible into or exchangeable or exercisable for common stock, purchased from the Company at any time after the date of this Agreement (other than in a registered public offering) to agree not to effect any public sale or distribution (including sales pursuant to Rule 144) of any such securities during such period (except as part of such underwritten registration, if otherwise permitted), unless the underwriters managing the registered public offering otherwise agree.

         3. Registration Procedures. Whenever the Purchaser has requested that any Stock be registered pursuant to this Agreement, the Company will use its best efforts to effect the registration and the sale of the Stock in accordance with the intended method of disposition thereof and pursuant thereto the Company will as expeditiously as possible:

         (a) prepare and file with the Securities and Exchange Commission a registration statement with respect to the Stock and use its best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish to the counsel selected by the Purchaser copies of all such documents proposed to be filed, which documents will be subject to the review and comment of such counsel);

         (b) prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than six months and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

         (c) furnish to each seller and each underwriter of the Stock such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Stock owned by such seller or to be disposed of by such underwriter;

         (d) use its best efforts to register or qualify the Stock under blue sky laws of such jurisdictions the Purchaser reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable the Purchaser to consummate the disposition in such jurisdictions of the Stock; provided, that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction;

         (e) notify the Purchaser, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company will prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the Stock, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

         (f) cause all the Stock to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on the NASD automated quotation system and, if listed on the NASD automated quotation system, use its best efforts to secure designation of all the Stock covered by such registration statement as a NASDAQ "national market system security" within the meaning of Rule 11Aa2-1 of the Securities and Exchange Commission or, failing that, to secure NASDAQ authorization for the Stock and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to the Stock with the NASD;

         (g) provide a transfer agent and registrar for all the Stock not later than the effective date of such registration statement;

         (h) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the Purchaser may reasonably request in order to expedite or facilitate the disposition of the Stock;

         (i) make available for inspection by the Purchaser, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

         (j) otherwise use its best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of
Section 11(a) of the Securities Act and Rule 158 thereunder;

         (k) permit the Purchaser when, in its judgment, it might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of the Purchaser and its counsel should be included;

         (l) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any common stock included in such registration statement for sale in any jurisdiction, the Company will use its best efforts promptly to obtain the withdrawal of such order;

         (m) obtain a cold comfort letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the Purchaser, may reasonably request;

         (n) obtain an opinion of counsel from the Company's independent counsel in customary form and covering such matters, such as effectiveness of registration statement, of the type customarily covered by an issuer's counsel opinion.

          4.  Registration Expenses.
              ---------------------

         (a) All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts and commissions) and other persons retained by the Company (all such expenses being herein called "Registration Expenses"), will be borne as provided in this Agreement, except that the Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the NASD automated quotation system.

         (b) In connection with the Demand Registration, the Company will reimburse the Purchaser for the reasonable fees and disbursements of one counsel chosen by the Purchaser.

         5.  Indemnification.

         (a) The Company agrees to indemnify, to the extent permitted by law, the Purchaser, its officers and directors against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by the Purchaser expressly for use therein or by the Purchaser's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Company will indemnify such underwriters, their officers and directors and each person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Purchaser.

         (b) In connection with any registration statement in which the Purchaser is participating, the Purchaser will furnish to the Company in writing such powers of attorney, custody agreements and letters of direction and other information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, will only have to indemnify the Company, its directors and officers against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided, that the obligation to indemnify will be limited to the net amount of proceeds received by the Purchaser from the sale of the Stock pursuant to such registration statement.

         (c) Any person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

         (d) The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and will survive the transfer of securities described herein. The Company also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Company's indemnification is unavailable for any reason.

         6. Participation in Underwritten Registrations. No person may participate in any registration hereunder which is underwritten unless such person (i) agrees to sell such person's securities on the basis provided in any underwriting arrangements approved by the person or persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that shall not be required to make any representations or warranties to the Company or the underwriters other than representations and warranties regarding the Purchaser=s intended method of distribution.

         7.  Miscellaneous.

         (a) No Inconsistent Agreements. The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Purchaser in this Agreement.

         (b) Adjustments Affecting the Stock. The Company will not take any action, or permit any change to occur, with respect to its securities which would materially adversely affect the ability of the Purchaser to include the Stock in a registration undertaken pursuant to this Agreement or which would materially adversely affect the marketability of the Stock in any such registration (including, without limitation, effecting a stock split or a combination of shares).

         (c) Remedies. Any person having rights under any provision of this Agreement will be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

         (d) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the Purchaser.

         (e) Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto will bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not. In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of the Purchaser are also for the benefit of, and enforceable by, any subsequent holder of the Stock.

         (f) Entire Agreement. Except as otherwise expressly set forth herein, this document embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

         IN WITNESS WHEREOF the parties hereto have or have caused this Agreement to be duly executed as of the date first above written.


                                           PERFUMANIA, INC.


                                           By: /s/ Jerome Falic
                                              -------------------------
                                              Name:  Jerome Falic
                                              Title: President


                                           PARLUX FRAGRANCES, INC.


                                           By: /s/ Frank A. Buttacavoli
                                              ----------------------------
                                              Name:  Frank A. Buttacavoli
                                              Title: Executive VP and CFO